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                                                                 Exhibit 42


                        [WLR FOODS, INC. LETTERHEAD]



FOR IMMEDIATE RELEASE               Contact:    Gail Price, Director of
                                                Corporate Communication
                                    Phone:      703-896-0403


                 WLR FOODS CLAIMS VICTORY IN PROXY CONTEST


Broadway, Virginia, May 21, 1994 -- WLR Foods Inc. (NASDAQ: WLRF) today claimed victory over Tyson Foods Inc. (NASDAQ: TYSNA) in the proxy contest to decide whether Tyson and its affiliates should be granted voting rights for shares of WLR Foods they may acquire, or have acquired, in their unfriendly takeover attempt. Shareholder voting took place at a Special Meeting of WLR Foods Inc. which was held today.

James L. Keeler, President and Chief Executive Officer of WLR Foods said, "Our preliminary tabulation of management's proxies indicates broad support of WLR Foods shareholders against the Tyson proposal which appears soundly defeated. We now call upon Don Tyson to live up to his promise to go away if he loses the vote and look forward to the immediate termination of his inadequate tender offer.

"The vote count by the Corporation Trust Company, the independent inspector of election, will probably not be completed for a few days. We will release the preliminary results as soon as they are available.

"The proxy contest has taken an enormous amount of energy and resources and we look forward to refocusing all our energies toward continuing to build long-term shareholder value. On behalf of the entire WLR Foods family, thanks to everyone involved -- our shareholders, producers, employees and friends -- for their strong support."

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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